Exhibit 99.4

Ottawa Police Service Selects NICE for Next Generation 911 Digital
Transformation Initiative

NICE Inform Elite will capture next-gen emergency communications, digitally transform incident reconstruction, and provide 911 quality assurance for Canada’s capital city

Hoboken, N.J., October 5, 2023 – NICE (Nasdaq: NICE) today announced that the Ottawa Police Service (Ontario, Canada) will be deploying NICE Inform Elite in preparation for the impending rollout of Next Generation 911 (NG911) services across Canada. In addition to capturing next-gen digital communications, NICE Inform Elite digitally transforms processes around reconstructing incidents and performing Quality Assurance reviews to improve emergency services and save time. The NICE technology will be deployed at the Police Service’s main communication center and two additional sites. The center handles close to a half-million emergency calls for the Ottawa Police Service annually, serving Canada’s capital city which encompasses a 2,790 square kilometer area and is home to over one million residents.

The Canadian Radio-television and Telecommunications Commission (CRTC) has mandated that all Canadian PSAPs migrate to Next Generation 911 by March, 2025. With NG911 on the horizon, the Ottawa Police Services Communications Center needed to be able to capture next-gen emergency communications, more efficiently reconstruct incidents (for training, investigations, court cases and citizen requests) and perform Quality Assurance (QA) evaluations on police communications calls. NICE Inform Elite fulfills all of these needs and is integrated, certified and field-proven to work with leading NG911 call handling systems.

Chris Wooten, Executive Vice President, NICE, said, “As a leading Public Safety digital technology innovator, NICE has been at the forefront of helping emergency communications centers digitally transform their operations for over a decade. We’re honored that the Police Service for the capital city of Canada has chosen us for this critical digital NG911 initiative. In addition to capturing next-gen emergency communications, our NENA i3 compliant NICE Inform Elite solution provides one system of record for incident data so emergency communications centers can get a single view of the truth to understand what happened and why to improve services to the citizens of Ottawa when they need it most.”

Eric Janus, Operations Manager, Communications Centre, Ottawa Police Service, said, “We are very much focused on Next Generation 911 here in Canada. It’s a national effort and we are migrating our technologies to align with that. With a proven record and innovative, future-ready technology, NICE was a natural choice. NICE’s ability to integrate with our Computer Aided Dispatch system is going to help us better support our various stakeholders who rely on incident reproductions, including investigators, courts and citizens, and save us countless hours.”

Today, when an incident records request is made for a court case or internal review, Ottawa Police Service staff have to log on to different systems to pull incident data together. Through its integration to Ottawa’s Computer Aided Dispatch (CAD) system, NICE Inform Elite will make incident reconstruction incredibly easy. When staff key in a CAD incident ID number into Inform Elite, the system will automatically find, retrieve and assemble 911, dispatch and police radio communications, along with CAD data and events onto a timeline, so staff can replay incidents as they happened. The system provides additional time-savings by using CAD data to automatically preselect high priority calls for Quality Assurance review.

To learn more about NICE’s digital transformation solutions for Emergency Communications Centers, visit the NICE website by clicking here or email PSInfo@NICE.com for more information.

About the Ottawa Police Service Communications Center
The Ottawa Police Service (French: Service de police d'Ottawa) is a municipal police force in Ottawa, Ontario, Canada. The Ottawa Police Service serves an area of 2,790 square kilometers and over a million people. Consisting of three police divisions (west, central, east), the Ottawa Police Service employs over 2,100 employees (about 1,480 police officers and over 620 civilians). The Ottawa Police Service Communications Center's 120 police communicators handle about 1,200 calls for service throughout the National Capital Region every day. Ottawa is the capital city of Canada and the fourth-largest city in Canada based on population.  https://www.ottawapolice.ca/en/index.aspx

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.